CWCapital
                    ASSET MANAGEMENT
Annual Statement as to Compliance
For the Year Ended December 31,2013

UBS 2012-C2

In accordance with the requirements detailed in § 1.11 of the Pooling and Servicing Agreement
("Agreement") for the above-mentioned CMBS pool, CWCapital Asset Management LLC
("CWCAM"), in its capacity as Special Servicer, is providing this Officer's Certificate with respect to the following:

(A)

(B)
a review of CWCAM's activities during the period noted above (the "Reporting
Period") and of CWCAM's performance under this Agreement has been made under my supervision; and

to the best of my knowledge, based on such review, CWCAM has fulfilled all its obligations under this Agreement in all material respects throughout the
Reporting Period.
Should you have any questions, please do not hesitate to contact us.

Sincerely,
CWCapital Asset Management LLC

/s/Trisha Daugherty
Trisha Daugherty
Managing Director

7501 Wisconsin Avenue, Suite 500 West, Bethesda, MD 20814
www.cwcapital.com